June 16, 2017

Ms. Michelle Miller
Staff Accountant
United States Securities and Exchange Commission
Division of corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Sterling Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
Form 10-Q for the Quarterly Period Ended March 31, 2017
Filed April 28, 2017
Response Dated May 31, 2017
File No. 001-35385

Dear Ms. Miller:

We are writing in response to your letter dated June 15, 2017 with respect to the review by the staff of the Division of Corporation Finance ( the “Staff”) of the U.S. Securities and Exchange Commission of Sterling Bancorp’s (the “Company”) response dated May 31, 2017 to the Staff’s comments regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed on February 27, 2017, and the Quarterly Report on Form 10-Q for the three months ended March 31, 2017, which was filed on April 28, 2017. Our response to your comment is provided below. For your convenience, we have restated the text of your comment.

This letter has been filed via EDGAR, tagged as “CORRESP.”

In providing this response, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filings.

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Reporting of Non-GAAP Financial Measures, page 64

1.
We note your response to our comment letter dated May 23, 2017. We continue to believe that the non-GAAP measures ‘Total Valuation balances recorded against portfolio loans and Adjusted portfolio loans, gross’ represent tailored accounting principles prohibited by Regulation G since the purchase accounting adjustments are recognized as interest income. In addition, the non-GAAP metrics imply that the purchase accounting adjustments are available to the entire loan population, including acquired and non-acquired loans. Please confirm that you will remove the related non-GAAP measures and related ratios from future filings.

Response: We confirm that we will remove the ‘Total Valuation balances recorded against portfolio loans and adjusted portfolio loans, gross’ non-GAAP measure from future filings.

* * *

We appreciate the Staff’s attention to the Company’s filings and the opportunity to provide the foregoing responses to the Staff’s comments. Should you have any questions concerning the foregoing, please do not hesitate to call me at (845) 369-8040.

Sincerely,

/s/ Luis Massiani

Luis Massiani
Senior Executive Vice President
and Chief Financial Officer